SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                        -----------------------------

                               SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

                      (PURSUANT TO SECTION 13(e)(1)  OF
                     THE SECURITIES EXCHANGE ACT OF 1934)

                               AMENDMENT NO. 1
                             (FINAL AMENDMENT)
                        -----------------------------

                              PRIMARK CORPORATION
                                (NAME OF ISSUER)

                              PRIMARK CORPORATION
                     (NAME OF PERSON(S) FILING STATEMENT)

                         -----------------------------

                        COMMON STOCK, WITHOUT PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   741903108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                 MICHAEL R. KARGULA, EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                               PRIMARK CORPORATION
                               1000 WINTER STREET
                                   SUITE 4300N
                             WALTHAM, MA 02154-1248
                                 (781) 487-2120
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

                        -----------------------------
                                   COPY TO:
                         STEPHEN W. HAMILTON, ESQ.
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                        1440 NEW YORK AVENUE, N.W.
                       WASHINGTON, D.C. 20005-2111
                              (202) 371-7000
                       -----------------------------

                               MAY 20, 1998
                 (DATE TENDER OFFER FIRST PUBLISHED, SENT OR
                        GIVEN TO SECURITY HOLDERS)

                       -----------------------------



           This Amendment Number 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13-E4") filed by Primark Corporation, a Michigan corporation (the "Company"), relating to the tender offer by the Company to purchase up to 4,000,000 shares of its common stock, without par value (the "Shares") (including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 29, 1997 between the Company and BankBoston, N.A., as the Rights Agent) at a price, net to the seller in cash, not greater than $41.50 nor less than $34.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to the
 Schedule 13E-4. This Amendment to the Schedule 13E-4 constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction (D) to
 Schedule 13E-4. Capitalized terms used but not defined herein shall have the meaning assigned such term in the Offer to Purchase.

 ITEM 8.        ADDITIONAL INFORMATION

      Item 8(e) is hereby supplemented and amended as follows:

      The Offer expired at 12:00 Midnight, New York City time, on June 17, 1998. On June 18, 1998, the Company issued two press releases announcing the preliminary results of the Offer, copies of which are attached hereto as Exhibit (a)(13) and (a)(14), respectively, and are incorporated herein by reference. On June 26, 1998, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto as Exhibit (a)(15) and is incorporated herein by reference.

       The number of Shares properly tendered and not withdrawn at the price of $34.00 or at the price determined under the Dutch Auction was 11,154,943. Because the Dutch Auction was oversubscribed, pursuant to the terms thereof, the Company increased the number of Shares purchased by 540,000, as permitted without requiring an extension of the Dutch Auction. Accordingly, the Company purchased 4,540,000 Shares at a price of $34.00 per Share. Of the 11,154,943 Shares tendered at $34.00 or at the price determined under the Dutch Auction, odd lots totaling 13,934 Shares, were purchased in their entirety and the remaining 4,526,066 Shares were purchased on an approximately 41% pro rata basis. The Shares purchased pursuant to the Dutch Auction represented approximately 17% of the 27,147,699 Shares outstanding as of June 22, 1998.

 ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented as follows:

      (a)(13) Press Release issued by the Company dated June 18, 1998.

      (a)(14) Press Release issued by the Company dated June 18, 1998.

      (a)(15) Press Release issued by the Company dated June 26, 1998.

      (b)(2) Amendment dated as of June 15, 1998 to the Credit Agreement, dated as of February 7, 1997, among, the Company, Lenders parties thereto from time to time, the Issuing Banks referred to therein and Mellon Bank, N.A., as Agent, as amended.



                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PRIMARK CORPORATION

                                    By: /s/ Michael R. Kargula
                                       ------------------------------
                                        Michael R. Kargula,
                                        Executive Vice President,
                                        General Counsel and Secretary

 Dated: June 26, 1998



                                INDEX TO EXHIBITS

 ITEM                     DESCRIPTION                                     PAGE
 -------              -------------------                               -------

 (a)(13)   Press Release issued by the Company dated June 18, 1998. . .

 (a)(14)   Press Release issued by the Company dated June 18, 1998. . .

 (a)(15)   Press Release issued by the Company dated June 26, 1998. . .

 (b) (2)   Amendment dated as of June 15, 1998 to the Credit
           Agreement, dated as of February 7, 1997, among, the
           Company, Lenders parties thereto from time to time,
           the Issuing Banks referred to therein and Mellon
           Bank, N.A., as agents as amended. . . . . . . . . . . . .